UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Form U-13-60


                                  ANNUAL REPORT

                                 For the Period

             Beginning January 1, 2002 and Ending December 31, 2002



                                     TO THE

                          U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                              SCANA Services, Inc.
-------------------------------------------------------------------------------
                        (Exact Name of Reporting Company)


                          A Subsidiary Service Company



                    Date of Incorporation: December 15, 1999

 State or Sovereign Power under which Incorporated or Organized: South Carolina

          Location of Principal Executive Offices of Reporting Company:

                                1426 Main Street
                         Columbia, South Carolina 29201

                       Name, title and address of officer
                     to whom correspondence concerning this
                           report should be addressed:

                                James E. Swan, IV
                                   Controller
                                1426 Main Street
                               Columbia, SC 29201

 Name of Principal Holding Company Whose Subsidiaries are served by Reporting
 Company:

                                SCANA Corporation

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date of Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

                  Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

                  Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

-------------------------------------------------------------------------------
LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT
                                                                           Page
                                                                          Number
---------------------------------------------------
                                                   -----------------------
                                                    Schedule or Account
Description of Schedules and Accounts                      Number
--------------------------------------------------------------------------

 COMPARATIVE BALANCE SHEET                                Schedule I          6
 SERVICE COMPANY PROPERTY                                 Schedule II         8
 ACCUMULATED PROVISION FOR DEPRECIATION
    AND AMORTIZATION OF SERVICE COMPANY PROPERTY          Schedule III       10
 INVESTMENTS                                              Schedule IV        11
 ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES             Schedule V         12
 FUEL STOCK EXPENSES UNDISTRIBUTED                        Schedule VI        13
 STORES EXPENSE UNDISTRIBUTED                             Schedule VII       14
 MISCELLANEOUS CURRENT AND ACCRUED ASSETS                 Schedule VIII      15
 MISCELLANEOUS DEFERRED DEBITS                            Schedule IX        16
 RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES      Schedule X         17
 PROPRIETARY CAPITAL                                      Schedule XI        18
 LONG-TERM DEBT                                           Schedule XII       19
 CURRENT AND ACCRUED LIABILITIES                          Schedule XIII      20
 NOTES TO FINANCIAL STATEMENTS                            Schedule XIV       21

 COMPARATIVE INCOME STATEMENT                             Schedule XV        22
  ANALYSIS OF BILLING -ASSOCIATE COMPANIES                Account 457        24
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES            Account 458        25
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
     NONASSOCIATE COMPANIES                               Schedule XVI       26
  SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION   Schedule XVII      28
  DEPARTMENTAL ANALYSIS OF SALARIES                       Account 920        32
  OUTSIDE SERVICES EMPLOYED                               Account 923        33
  EMPLOYEE PENSIONS AND BENEFITS                          Account 926        35
  GENERAL ADVERTISING EXPENSES                            Account 930.1      36
  MISCELLANEOUS GENERAL EXPENSES                          Account 930.2      38
  RENTS                                                   Account 931        39
  TAXES OTHER THAN INCOME TAXES                           Account 408        40
  DONATIONS                                               Account 426.1      41
  OTHER DEDUCTIONS                                        Account 426.5      43
  NOTES TO STATEMENT OF INCOME                            Schedule XVIII     44
--------------------------------------------------------- ----------------------

--------------------------------------------------------------------------
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                   ----------
                                                                 Page
                                                                Number
--------------------------------------------------------------------------

Description of Reports or Statements
---------------------------------------------------------------

  ORGANIZATION CHART                                              45


  METHODS OF ALLOCATION                                           45


  ANNUAL STATEMENT OF COMPENSATION FOR USE
     OF CAPITAL BILLED                                            52


                                                 ANNUAL REPORT OF SCANA Services, Inc.

------------------------------------------------------------------------------------------------------------------------
                                        SCHEDULE I - COMPARATIVE BALANCE SHEET
                   Give balance sheet of the Company as of December 31 of the current and prior year

---------------- ---------------------------------------------------------------------------- --------------------------
ACCOUNT          ASSETS AND OTHER DEBITS (Dollars in Thousands)                               AS OF DECEMBER 31
---------------- ---------------------------------------------------------------------------- --------------------------
                                                                                              CURRENT       PRIOR
                                                                                              ------------- ------------
                 SERVICE COMPANY PROPERTY
101              Service company property                                (Schedule II)             $35,282      $24,190
107              Construction work in progress                           (Schedule II)              14,173       16,886
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                           Total Property                                                           49,455       41,076
---------------- ------------------------------------------------------- -------------------- ------------- ------------

108              Less accumulated provision for depreciation
                   and amortization of service company property          (Schedule III)            (7,997)      (4,983)
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                           Net Service Company Property                                             41,458       36,093
---------------- ------------------------------------------------------- -------------------- ------------- ------------

                 INVESTMENTS
123              Investments in associate companies                      (Schedule IV)                   -            -
124              Other investments                                       (Schedule IV)                   -            -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                          Total Investments                                                              -            -
---------------- ------------------------------------------------------- -------------------- ------------- ------------

                 CURRENT AND ACCRUED ASSETS
131              Cash                                                                                   93       11,541
134              Special deposits                                                                       52           28
135              Working funds                                                                         102          118
136              Temporary cash investments                              (Schedule IV)                   -            -
141              Notes receivable                                                                        -            -
143              Accounts receivable                                                                   321          148
144              Accumulated provision for uncollectible accounts                                        -            -
146              Accounts receivable from associate companies            (Schedule V)               46,171       57,972
152              Fuel stock expenses undistributed                       (Schedule VI)                   -            -
154              Materials and supplies                                                                 63           70
163              Stores expense undistributed                            (Schedule VII)                  -            2
165              Prepayments                                                                         2,152        2,338
174              Miscellaneous current and accrued assets                (Schedule VIII)                 -            -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                            Total Current and Accrued Assets                                        48,954       72,217
---------------- ------------------------------------------------------- -------------------- ------------- ------------

                 DEFERRED DEBITS
181              Unamortized debt expense                                                                -            -
184              Clearing accounts                                                                     381        1,926
186              Miscellaneous deferred debits                           (Schedule IX)               1,854        2,742
188              Research, development or demonstration expenditures     (Schedule X)                    -            -
190              Accumulated deferred income taxes                                                       -            -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                            Total Deferred Debits                                                    2,235        4,668
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                           TOTAL ASSETS AND OTHER DEBITS                                           $92,647     $112,978
================ ======================================================= ==================== ============= ============





                                                 ANNUAL REPORT OF SCANA Services, Inc.

----------------------------------------------------------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                        Give balance sheet of the Company as of December 31 of the current and prior year

----------------- ------------------------------------------------------------------------------------ ---------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL (Dollars in Thousands)                           AS OF DECEMBER 31
----------------- ------------------------------------------------------------------------------------ ---------------------------
                                                                                                       CURRENT        PRIOR
                                                                                                       -------------- ------------
                  PROPRIETARY CAPITAL
201               Common stock issued                                              (Schedule XI)                  $1           $1
211               Miscellaneous paid-in-capital                                    (Schedule XI)               5,465        5,465
215               Appropriated retained earnings                                   (Schedule XI)                   -            -
216               Unappropriated retained earnings                                 (Schedule XI)                   -            -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                            Total Proprietary Capital                                                          5,466        5,466
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------

                  LONG-TERM DEBT
223               Advances from associate companies                                (Schedule XII)                  -            -
224               Other long-term debt                                             (Schedule XII)              3,274        3,451
225               Unamortized premium on long-term debt                                                            -            -
226               Unamortized discount on long-term debt-debit                                                     -            -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                            Total Long-term Debt                                                               3,274        3,451
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------

                  CURRENT AND ACCRUED LIABILITIES
228               Accrued provision injuries and damages                                                         193          121
231               Notes payable                                                                                    -            -
232               Accounts payable                                                                            20,452       10,618
233               Notes payable to associate companies                             (Schedule XIII)                 -            -
234               Accounts payable to associate companies                          (Schedule XIII)            42,630       85,640
236               Taxes accrued                                                                                  251         (85)
237               Interest accrued                                                                                 -            -
238               Dividends declared                                                                               -            -
241               Tax collections payable                                                                        224          130
242               Miscellaneous current and accrued liabilities                    (Schedule XIII)             2,747        2,531
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                           Total Current and Accrued Liabilities                                              66,497       98,955
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------

                  DEFERRED CREDITS
253               Other deferred credits                                                                      12,980        3,389
255               Accumulated deferred investment tax credits                                                      -            -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                             Total Deferred Credits                                                           12,980        3,389
----------------- ---------------------------------------------------------------- ------------------- --------------
                                                                                                                      ------------

282               ACCUMULATED DEFERRED INCOME TAXES                                                            4,430        1,717

                                                                                   ------------------- -------------- ------------
----------------- ----------------------------------------------------------------
                  TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                                  $92,647     $112,978
================= ================================================================ =================== ============== ============





                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2002

------------------------------------------------------------------------------------------------------------------------------------
                                                   SCHEDULE II - SERVICE COMPANY PROPERTY

--------------------------------------------------- ------------ ---------------- ----------------- -------------- ---------------
                                                       BALANCE AT                                                       NCE AT
                                                       BEGINNING                        RETIREMENT         OTHER        SE OF
                DESCRIPTION (Dollars in Thousands)      OF YEAR         ADDITIONS        OR SALES       CHANGES(1)      EAR
--------- ----------------------------------------------------------- -------------- ----------------- -------------- ------------

          SERVICE COMPANY
               PROPERTY

Account

301       ORGANIZATION                                             -              -                 -              -            -

303       MISCELLANEOUS INTANGIBLE PLANT                      $7,201         $5,027                 -         $(192)      $12,036

304       LAND AND LAND RIGHTS                                     -              -                 -              -            -

305       STRUCTURES AND IMPROVEMENTS                            159             77                 -              -          236

306       LEASEHOLD IMPROVEMENTS                               2,451            958                 -           (81)        3,328

307       EQUIPMENT (2)                                        7,132          1,276            $1,150              -        7,258

308       OFFICE FURNITURE AND EQUIPMENT                         988            358                 -           (18)        1,328

309       AUTOMOBILES, OTHER VEHICLES
          AND RELATED GARAGE EQUIPMENT                            92              -                92              -            -

310       AIRCRAFT AND AIRPORT EQUIPMENT                       1,810          3,434                 -              -        5,244

311       OTHER SERVICE COMPANY PROPERTY (3)                   4,357          1,672               177              -        5,852
--------- ----------------------------------------------------------- -------------- ----------------- -------------- ------------

                    SUB-TOTAL                                 24,190         12,802             1,419          (291)       35,282
--------- ----------------------------------------------------------- -------------- ----------------- -------------- ------------

107       CONSTRUCTION WORK IN PROGRESS (4)                   16,886         20,991            12,803       (10,901)       14,173
--------- ----------------------------------------------------------- -------------- ----------------- -------------- ------------

                     TOTAL                                   $41,076        $33,793           $14,222      $(11,192)      $49,455

--------- ----------------------------------------------------------- -------------- ----------------- -------------- ------------
----------------------------------------------------------------------------------------------------------------------------------
(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

The $10,901 reduction in Construction Work in Progress represents transfers of assets/projects managed by SCANA Services, Inc. for the benefit of other business units to those business units which are receiving the benefit of those assets.

--------------------------------------------------------------------------------
(2)SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:


---------------------------------------------------------------------------
                                                             BALANCE
                                                             AT CLOSE
 SUBACCOUNT DESCRIPTION (Dollars in Thousands)  ADDITIONS    OF YEAR
----------------------------------------------- ------------ --------------

EDP Equipment                                                 $1,064    $6,851
Office Data Handling Equipment                                   212       407












                                                           ---------- ---------
                                                     TOTAL    $1,276    $7,258
---------------------------------------------------------------------


(3)DESCRIBE OTHER SERVICE COMPANY PROPERTY:

     Capitalized computer leases of $3,274, communication equipment of $1,448 and office furniture and equipment of $1,130.






------------------------------------------------------------------------- ----
(4)DESCRIBE CONSTRUCTION WORK IN PROGRESS:

     Primarily data processing systems







------------------------------------------------------------------------- ----



                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2002

-------------------------------------------------------------------------------------------------------------------------
                                                                 SCHEDULE III
                             ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ---------- ----------------- ------------- --------------- -------------------------
                                                  BALANCE AT        ADDITIONS                                        BALANCE AT
                                                                 -------------------------------- -------------------
                                                  BEGINNING         CHARGED TO                      OTHER CHANGES     CLOSE OF
              DESCRIPTION (Dollars in Thousands)   OF YEAR       ACCOUNT 403 (2)  RETIREMENTS      ADD (DEDUCT)(1)      YEAR
--------- ------------------------------------------------------ -------------------------------- --------------------------------

Account


301       ORGANIZATION                                        -                 -              -                   -            -
303       MISCELLANEOUS INTANGIBLE PLANT                 $1,070            $1,915              -               $(39)       $2,946
304       LAND AND LAND RIGHTS                                -                 -              -                   -            -
305       STRUCTURES AND IMPROVEMENTS                        44                 6              -                   -           50
306       LEASEHOLD IMPROVEMENTS                            675                86              -                   -          761
307       EQUIPMENT                                       2,526             1,782         $1,150                   -        3,158
308       OFFICE FURNITURE AND FIXTURES                     320               126              -                   -          446
309       AUTOMOBILES, OTHER VEHICLES
          AND RELATED GARAGE EQUIPMENT                       53                 5             91                  33            -
310       AIRCRAFT AND AIRPORT EQUIPMENT                    268               159              -                   -          427
311       OTHER SERVICE COMPANY PROPERTY                     27               182              -                   -          209
--------- ------------------------------------------------------ -------------------------------- --------------------------------
          TOTAL                                          $4,983            $4,261         $1,241                $(6)       $7,997
--------- ------------------------------------------------------ -------------------------------- --------------------------------
----------------------------------------------------------------------------------------------------------------------------------
(1)PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

    None considered material

(2) Depreciation Expense is charged to account 414 per FERC guidelines.

-------------------------------------------------------------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002


-------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124, "Other Investments", state each investment separately, with description, including, the the name of issuing company, number of shares or principal amount, etc.

     Under Account 136, "Temporary Cash Investments", list each investment separately.

-------------------------------------------------------------------------------
                                                      BALANCE AT      BALANCE
                                                       BEGINNING      AT CLOSE
          DESCRIPTION (Dollars in Thousands)            OF YEAR       OF YEAR
-------------------------------------------------- ------------------ ---------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES      $-               $-









ACCOUNT 124 - OTHER INVESTMENTS                       -                -












ACCOUNT 136 - TEMPORARY CASH INVESTMENTS              -                -










                                       TOTAL         $-               $-
------------------------------------------------------ ------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

-------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------
                                                    BALANCE AT      BALANCE
                                                     BEGINNING      AT CLOSE
       DESCRIPTION (Dollars in Thousands)             OF YEAR       OF YEAR
------------------------------------------------------------------- ------------


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

 ServiceCare, Inc.                                         $230        $534
 SCANA Propane Gas, Inc.                                      -           -
 SCANA Energy Marketing, Inc.                             6,664       3,623
 Primesouth Inc.                                            330         300
 SCANA Petroleum Resources                                    1           -
 SCANA Development Corporation                               12           8
 South Carolina Pipeline Corporation                        504       1,577
 SCANA Communications, Inc.                                 200         254
 SCANA Resources, Inc.                                        -           -
 Public Service Company of North Carolina, Incorporated   7,103       7,690
 South Carolina Electric & Gas Company                   42,928      32,185
                                                         ------- -----------
                                               TOTAL     $57,972     $46,171
----------------------------------------------------- --------------- ----------
                                                                     TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                   PAYMENTS
                                                                     ----------

          South Carolina Pipeline Corporation                            $4
          SCANA Energy Marketing                                          4





                                                                    ---------
                                                    TOTAL PAYMENTS        $8
------------------------------------------------------------------- ---------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002


--------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


--------------------------------------------------------------------------------
                 DESCRIPTION (Dollars in Thousands)  LABOR    EXPENSES   TOTAL
--------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED      $-          $-        $-










                                        --------------- --------------- --------
                                        TOTAL        $-          $-         $-
--------------------------------------- --------------- ---------------


SUMMARY:





----------------------------------------------------------------------- --------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

-------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

--------------------------------------------------------------------------------
    DESCRIPTION (Dollars in Thousands)       LABOR      EXPENSES      TOTAL
---------------------------------------- ---------------------------------------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED    $-           $-          $-

South Carolina Electric and Gas







                                   --------------- --------------- -------------
                            TOTAL          $-              $-            $-
---------------------------------- --------------- --------------- -------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002


--------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                                     BALANCE AT       BALANCE
                                                      BEGINNING       AT CLOSE
           DESCRIPTION (Dollars In Thousands)          OF YEAR        OF YEAR
--------------------------------------------------------------------- ----------
                                                      $-                $-
ACCOUNT 174 -      MISCELLANEOUS CURRENT AND
                    ACCRUED ASSETS














                                             -------------------- --------------
                                      TOTAL          $-                $-
-------------------------------------------- -------------------- --------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002


--------------------------------------------------------------------------------

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------
                                                       BALANCE AT    BALANCE
                                                        BEGINNING    AT CLOSE
          DESCRIPTION (Dollars in Thousands)             OF YEAR     OF YEAR
-------------------------------------------------- ----------------- -----------

ACCOUNT 186 -      MISCELLANEOUS DEFERRED DEBITS

  Other work in progress                                $1,690           $795
  Prepaid software                                         512          1,110
  Unbilled clearing                                        535           (51)
  Other (1 item)                                             5              -




                                                   ------------ --------------
                                            TOTAL       $2,742         $1,854
-------------------------------------------------- ------------ --------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002


--------------------------------------------------------------------------------

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------


            DESCRIPTION (Dollars in Thousands)                         AMOUNT
------------------------------------------------------------------ -------------

ACCOUNT 188 -  RESEARCH, DEVELOPMENT, OR  DEMONSTRATION EXPENDITURES      $-








                                                                 ---------------
                                                             TOTAL        $-
--------------------------------------------------------------------------------


                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

------------------------------------------------------------------------------------------------------------------------------------
                                                  SCHEDULE XI - PROPRIETARY CAPITAL
------------------------------------------------------------------------------------------------------------------------------------
                                                            NUMBER OF           PAR OR STATED                 OUTSTANDING
ACCOUNT                                                      SHARES                 VALUE                   CLOSE OF PERIOD
                                                                                                   ---------------------------------
NUMBER                            CLASS OF STOCK           AUTHORIZED             PER SHARE         NO. OF SHARES     TOTAL AMOUNT
----------------------------------------------------- ---------------------- --------------------- ---------------- ----------------
201                       COMMON STOCK ISSUED                 1,000                 No Par              1,000            $1,000
----------------------------------------------------- ---------------------- --------------------- ---------------- ----------------
INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
--------------------------------------------------------------------------------------------------------------------------------
                                                  DESCRIPTION (Dollars in                                            AMOUNT
                                Thousands)
---------------------------------------------------------------------------- --------------------- -------------------------------


ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
                       Capitalization of company                                                                           $5,465


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                                                    -



                                                                                                                  ----------------
                                                                                                        TOTAL              $5,465
------------------------------ ---------------------- ---------------------- --------------------- -------------------------------

     INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

--------------------------------------------------------------------------------
                           BALANCE AT    NET INCOME                   BALANCE AT
                           BEGINNING         OR         DIVIDENDS        CLOSE
            DESCRIPTION     OF YEAR        (LOSS)          PAID         OF YEAR
--------------------------------------------------------------------------------

ACCOUNT 216 --
UNAPPROPRIATED
RETAINED EARNINGS







                         -------------------------------------------------------
               TOTAL           $-            $-             $-            $-
--------------------------------------------------------------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                         For the Year Ended December 31,
                                      2002


--------------------------------------------------------------------------------
SCHEDULE              XII             -              LONG-TERM              DEBT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                                                    (Dollars in Thousands)
----------------------- ------------------------------------------------------------------ -----------------------------------------
                             TERMS OF OBLIG                                    BALANCE AT                                 BALANCE
       NAME OF               CLASS & SERIES  DATE OF   INTEREST   AMOUNT       BEGINNING                                AT CLOSE OF
       CREDITOR               OF OBLIGATION  MATURITY    RATE   AUTHORIZED      OF YEAR      ADDITIONS   DEDUCTIONS (1)     YEAR
                        ------------------------------------------------------------------ -----------------------------
-----------------------

ACCOUNT 223- ADVANCES FROM
  ASSOCIATE COMPANIES:




ACCOUNT 224 - OTHER LONG-
  TERM DEBT:

O/E Systems, Inc.  master lease of       from 6 to    ranging        -     $3,451      $1,447      $1,624      $3,274
                     computer equipment    36 months    from 2.7%
                                                        to 3.1%







                                          ------------ ------------------------- ----------- ----------- -----------
                           TOTAL                                            $3,451      $1,447      $1,624      $3,274
------------------ ---------------------- ------------ ------------------------- ----------- ----------- -----------


(1) GIVE AN EXPLANATION OF DEDUCTIONS:

Amortization of capital lease obligations in accordance with the capital lease accounting instructions prescribed in the Federal Energy Regulatory Commission Uniform System of Accounts.
--------------------------------------------------------------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002


--------------------------------------------------------------------------------

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                                    BALANCE AT      BALANCE
                                                     BEGINNING      AT CLOSE
           DESCRIPTION (Dollars in Thousands)         OF YEAR       OF YEAR
------------------------------------------------------------------- ------------

ACCOUNT 233 -    NOTES PAYABLE TO ASSOCIATE COMPANIES








                                             ------------------ ---------------
                                      TOTAL                 $-              $-
-------------------------------------------- ------------------ ---------------


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

      SCANA Corporation                                $85,640         $42,630









                                             ------------------ ---------------
                                      TOTAL            $85,640         $42,630
-------------------------------------------- ------------------ ---------------


ACCOUNT 242 - MISCELLANEOUS CURRENT AND
                              ACCRUED LIABILITIES

     Accrued payroll                                    $2,531          $2,747




                                              ------------------ ---------------
                                       TOTAL             $2,531          $2,747
--------------------------------------------- ------------------ ---------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002


--------------------------------------------------------------------------------

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

1. SCANA Services, Inc. was established to provide certain administrative and service functions for the SCANA system companies. Initial capitalization
         was provided by SCANA Corporation through the purchase of SCANA Services, Inc.'s common stock and the transfers of certain assets from
         SCANA system companies to SCANA Services, Inc.

2. The financial statements are presented using the accrual method of accounting.

     3. Provisions for depreciation and amortization are recorded using the straight- line method and are based on the estimated service lives of the various classes of property.

     4. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.



--------------------------------------------------------------------------- ----

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002
--------------------------------------------------------------------------------

                                   SCHEDULE XV
                               STATEMENT OF INCOME

----------- ---------------------------------------------------- -----------
ACCOUNT      DESCRIPTION (Dollars in Thousands)    CURRENT YEAR  PRIOR YEAR
----------- ---------------------------------------------------- -----------

            INCOME

415         Revenue from merchandise                         $8       $175
417.0       Other nonutility revenue                      3,381     12,648
418.0       Non operating rent                              281        205
419.0       Interest & dividends                              8          5
419.1       AFUDC                                             -          -
421         Miscellaneous income or loss                  3,210      4,166
453         Sales of water                                    -          -
454         Rent from electric property                     220        223
456         Other electric revenue                          255        375
457         Services rendered to associate companies    233,973    222,464
493         Rent from gas property                           75          7
                                                ----------- ------------
                                     Total Income       241,411    240,268
                                                   ------------- ------------
        EXPENSE

350     Superintendence operations                       16              26
351     Superintendence maint                             9               7
370     Administrative and general                        3              10
408     Taxes other than income taxes                 7,710           6,449
409     Income taxes                                (2,713)         (1,607)
410     Provision for deferred income taxes           2,713           1,607
414     Depreciation and amortization expense         4,824           1,698
416     Expense from merchandise                      1,796           2,318
417.1   Other nonutility expenses                     3,736          11,092
426.1   Donations                                     1,618           2,355
426.2   Life insurance                              (2,961)         (1,110)
426.3   Penalties                                         6               -
426.4   Civic, politic and related accounts           1,219           1,181
426.5   Other deductions                              3,904           3,640
430     Interest on debt to associate companies       2,990           1,733
431     Other interest expense                          555             661
432     AFUDC                                         (386)           (469)
500     Operation supervision and engineering steam       4               -
501     Fuel handling expense                             -              78
502     Operation steam power                             1               -
506     Operation misc steam                            876             576
510     Maint supervision and engineering                40              51
511     Maint structures steam                            -               2
512     Maint boiler plant steam                          7              19
513     Maint electric plant steam                        3               5
514     Maint Misc steam plant                             19               -
517     Operation supervision and engineering nuclear      246             234
519     Operation coolants and water                        36              79
520     Operation steam expenses nuclear                   233              73
524     Operation misc nuclear                           2,549           1,832
530     Maint reactor plant equipment                        -              29
532     Maint misc nuclear                                 194             273
537     Operation expenses hydro                            26              28
539     Operation misc hydraulic pwr gen                    86              66
543     Maint reservoirs dams                                1               2
544     Maint electric plant hydro                         142               -
545     Maint misc hydro plant                               7               -
546     Operation supervision and engineering                9               6
549     Operation misc other power generation               25              14
552     Maint structures other power                         -               2
556     System control and load                            121             122
560     Operation supervision and engineering                5              11
561     Operation load dispatching transmission             29              35
562     Operation station expenses transmission             85              84
563     Operation OH line expenses transmission              1               1
566     Operation misc transmission                        364             375
567     Oper rents Transmission                            186               -
568     Maint supervision and engineering                    8              10
569     Maint structures transmission                       36              22
570     Maint station equipment transmission               161              90
571     Maint overhead lines transmission                    2               2
573     Maint misc transmission                             34              35
580     Distribution operation supervision and engineering   8              10
581     Distribution operation load dispatch                 1               3
582     Distribution operation station expenses            100              91
583     Distribution operation remove and reset              1               1
585     Distribution operation street light and sign         9              87
586     Distribution operation meter expenses               12             484
587     Distribution operation customer install              -               1
588     Distribution operation misc distribution         1,087             693
592     Distribution maint of station equipment             55              29
593     Distribution maint of OH Lines                     204             100
594     Distribution maint underground lines                30              30
595     Distribution maint line transformer                  -               2
596     Distribution maint street light and signal          17              20
597     Distribution maint meters                            1               -
598     Distribution maint misc distribution plant           1              11
717     Operation liquid petroleum gas                       3               -
735     Environmental amortization and misc                168             219
851     System control and load dispatch                   252             129
853     Compressor station labor and expenses                -               4
856     Mains expense                                        -               5
857     Meas and reg station                                 -               1
861     Maint supervision and engineering                    -              11
870     Supervision and engineering natural gas distribution 1               1
874     Mains and services natural gas distribution          6              43
878     Meter and house regulator                            8             240
879     Customer installation                                1              13
880     Other expenses natural gas                         349             294
887     Maint mains natural gas distribution                 -               2
893     Maint meters/house regtr natural gas distribution   12               -
901     Supervision customer accounting                  2,517           3,258
902     Meter reading                                    1,021           7,178
903     Customer records and collections                36,797          36,256
905     Miscellaneous customer accounts                  1,433           1,410
907     Supervision customer service                       292             312
908     Customer assistance                              1,536           2,118
909     Informational and instructional advertising         37              30
910     Miscellaneous customer service                     270           1,198
911     Supervision sales activities                       699             680
912     Demonstrating and selling                        5,502           5,581
913     Advertising                                        105             141
916     Miscellaneous sales                                640           1,083
920     Salaries and wages *                            51,301          39,469
921     Office supplies and expenses                    46,834          46,997
923     Outside services employed                       22,449          21,444
925     Injuries and damages                             2,419           1,586
926     Employee pensions and benefits                  15,827          18,123
928     Regulatory commission expense                    1,499             787
929     Duplicate charges-credit                             -            (13)
930.1   General advertising expenses                       611             808
930.2   Miscellaneous general expenses                   7,284           6,914
931     Rents                                            6,520           6,278
932     Maintenance of structures and equipment              -             345
935     Maintenance of general plant                     2,917           2,014
                                                ------- --------
                                   Total Expense       241,411         240,268
                                                  --------------------- --------
                                                      -------------------- -----
                                    Net Income or (Loss)    $-             $-
--------------- ----------------------------------------- ---------------------


     *Salary and wage amounts are charged to Account 920 and other expense accounts, as appropriate per the Federal Energy Regulatory Commission Uniform System of Accounts.
-------------------------------------------------------------------------------



                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2002


--------------------------------------------------------------------------------------------------------------

                                             ANALYSIS OF BILLING
                                             ASSOCIATE COMPANIES
                                                 ACCOUNT 457

--------------------------------------------------------------------------------------------------------------
                                               DIRECT        INDIRECT        COMPENSATION          TOTAL
                                                COSTS          COSTS            FOR USE            AMOUNT
NAME OF ASSOCIATE COMPANY                      CHARGED        CHARGED         OF CAPITAL           BILLED
                                            -------------- -------------- --------------------
(Dollars in Thousands)                          457-1          457-2             457-3
------------------------------------------- -------------- -------------- -------------------- ---------------

South Carolina Electric & Gas Company            $124,723        $32,776          $-                 $157,499
South Carolina Fuel Company, Inc.                      14              -           -                       14
South Carolina Pipeline Corporation                 6,636          3,231           -                    9,867
Public Service Company of North Carolina,
    Incorporated                                   23,797          8,853           -                   32,650
SCANA Communications, Inc.                            887            256           -                    1,143
SCANA Energy Marketing, Inc.                       20,757          5,311           -                   26,068
ServiceCare, Inc.                                   1,000            333           -                    1,333
SCANA Resources, Inc.                                 225              -           -                      225
SCANA Development Corporation                          13              -           -                       13
SCANA Petroleum Resources, Inc.                        12              -           -                       12
South Carolina Generating Company, Inc.               712          1,420           -                    2,132
Primesouth Inc.                                     1,478            979           -                    2,457
SCANA Holding                                         379            181           -                      560







                                            -------------- -------------- -------------------- ---------------
                                     TOTAL       $180,633        $53,340          $-                 $233,973
                                            -------------- -------------- -------------------- ---------------
                                            -------------- -------------- -------------------- ---------------

------------------------------------------- -------------- -------------- -------------------- ---------------


                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------

                 ANALYSIS OF BILLING
               NONASSOCIATE COMPANIES
                     ACCOUNT 458

-------------------------------------------------------------------------------
NAME OF       DIRECT    INDIRECT COMPENSATION            EXCESS      TOTAL
NONASSOCIATE   COST       COST     FOR USE     TOTAL       OR        AMOUNT
COMPANY       CHARGED    CHARGED  OF CAPITAL   COST    DEFICIENCY    BILLED
             ---------------------------------        --------------
               458-1      458-2     458-3                458-4
-------------------------------------------------------------------------------










     -------------------------------------------------------------------------
TOTAL        $-        $-        $-        $-        $-        $-         ------
-------------------------------------------------------------------------
INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.




--------------------------------------------------------------------------------


                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2002

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                  SCHEDULE XVI
                                                                         ANALYSIS OF CHARGES FOR SERVICE
                                                                      ASSOCIATE AND NONASSOCIATE COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
                                                ASSOCIATE COMPANY CHARGES   NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                                      -------------------------------------------------------- ---------------------
DESCRIPTION OF ITEMS  (Dollars in Thousands)        RECT    INDIRECT              DIRECT INDIRECT      DIRECT    INDIRECT
                                                    COST       COST     TOTAL     COST    COST  TOTAL   COST       COST    TOTAL
----------------------------------------------------------- --------- ----------------------------------- --------------------------
350     SUPERINTENDENCE OPERATIONS                     $16         -       $16     -       -      -      $16           -        $16
351     SUPERINTENDENCE MAINT                            9         -         9     -       -      -        9           -          9
370     ADMINISTRATIVE AND GENERAL                       3         -         3     -       -      -        3           -          3
408     TAXES OTHER THAN INCOME TAXES                5,378    $2,332     7,710     -       -      -    5,378      $2,332      7,710
414     DEPRECIATION AND AMORTIZATION EXPENSE            -     4,824     4,824     -       -      -        -       4,824      4,824
416     EXPENSES FROM MERCHANDISE                    1,483       312     1,796     -       -      -    1,483         312      1,796
417.1  OTHER NONUTILITY EXPENSES                     3,517       219     3,736     -       -      -    3,517         219      3,736
426.1  DONATIONS                                       354     1,264     1,618     -       -      -      354       1,264      1,618
426.2  LIFE INSURANCE                                   86   (3,047)    2,961)     -       -      -       86     (3,047)    (2,961)
426.3    PENALTIES                                       6         -         6     -       -      -        6           -          6
426.4  CIVIC, POLITIC AND RELATED ACCOUNTS             647       572     1,219     -       -      -      647         572      1,219
426.5  OTHER DEDUCTIONS                              2,505     1,399     3,904     -       -      -    2,505       1,399      3,904
431     OTHER INTEREST EXPENSE                         555         -       555     -       -      -      555           -        555
432     AFUDC                                            -     (386)     (386)     -       -      -        -       (386)      (386)
500     OPERATION SUPERVISION AND ENGINEERING STEAM      4         -         4     -       -      -        4           -          4
502     OPERATING STEAM POWER EXPENSES                   1         -         1     -       -      -        1           -          1
506     OPERATION MISC STEAM                           876         -       876     -       -      -      876           -        876
510     MAINT SUPERVISION AND ENGINEERING               40         -        40     -       -      -       40           -         40
512     MAINT BOILER PLANT STEAM                         7         -         7     -       -      -        7           -          7
513     MAINT ELECTRIC PLANT STEAM                       3         -         3     -       -      -        3           -          3
514    MAINTENANCE MISC STEAM POWER EXPENSES            19         -        19     -       -      -       19           -         19
517     OPERATION SUPERVISION AND ENGINEERING NUCLEAR  246         -       246     -       -      -      246           -        246
519     OPERATION COOLANTS AND WATER                    36         -        36     -       -      -       36           -         36
520     OPERATION STEAM EXPENSES NUCLEAR               233         -       233     -       -      -      233           -        233
524     OPERATION MISC NUCLEAR                       2,549         -     2,549     -       -      -    2,549           -      2,549
532     MAINT MISC NUCLEAR                             194         -       194     -       -      -      194           -        194
537     OPERATION EXPENSES HYDRO                        26         -        26     -       -      -       26           -         26
539     OPERATION  MISC HYDRAULIC PWR GEN               86         -        86     -       -      -       86           -         86
543     MAINT RESERVOIRS DAMS                            1         -         1     -       -      -        1           -          1
544     MAINT ELECTRIC  PLANT HYDRO                    142         -       142     -       -      -      142           -        142
545     MAINT MISC HYDRO POWER                           7         -         7     -       -      -        7           -          7
546     OPERATION SUPERVISION AND ENGINEERING            9         -         9     -       -      -        9           -          9
549     OPERATION MISC OTHER POWER GENERATION           25         -        25     -       -      -       25           -         25
556     SYSTEM CONTROL AND LOAD                        121         -       121     -       -      -      121           -        121
560     OPERATION SUPERVISION AND ENGINEERING            5         -         5     -       -      -        5           -          5
561     OPERATION LOAD DISPATCHING TRANSMISSION         29         -        29     -       -      -       29           -         29
562     OPERATION STATION EXPENSES TRANSMISSION         85         -        85     -       -      -       85           -         85
563     OPERATION OH LINE EXPENSES TRANSMISSION          1         -         1     -       -      -        1           -          1
566     OPERATION MISC TRANSMISSION                    364         -       364     -       -      -      364           -        364
567     OPER RENTS TRANS                               186         -       186     -       -      -      186           -        186
568     MAINT SUPERVISION AND ENGINEERING                8         -         8     -       -      -        8           -          8
569     MAINT STRUCTURES TRANSMISSION                   36         -        36     -       -      -       36           -         36
570     MAINT STATION EQUIPMENT TRANSMISSION           161         -       161     -       -      -      161           -        161
571     MAINT OVERHEAD LINES TRANSMISSION                2         -         2     -       -      -        2           -          2
573     MAINT MISC TRANSMISSION                         34         -        34     -       -      -       34           -         34
580     DISTRIBUTION OPER SUPERVISION AND ENGINEERIN     8         -         8     -       -      -        8           -          8
581     DISTRIBUTION OPER LOAD DISPATCH                  1         -         1     -       -      -        1           -          1
582     DISTRIBUTION OPER STATION EXPENSES             100         -       100     -       -      -      100           -        100
583     DISTRIBUTION OPER REMOVE AND RESET               1         -         1     -       -      -        1           -          1
585     DISTRIBUTION OPER STREET LIGHT AND SIGNAL        9         -         9     -       -      -        9           -          9
586     DISTRIBUTION OPER METER EXPENSES                12         -        12     -       -      -       12           -         12
588     DISTRIBUTION OPER MISC DISTRIBUTION          1,087         -     1,087     -       -      -    1,087           -      1,087
592     DISTRIBUTION MAINT OF STATION EQUIPMENT         55         -        55     -       -      -       55           -         55
593     DISTRIBUTION MAINT OF OH LINES                 204         -       204     -       -      -      204           -        204
594     DISTRIBUTION MAINT UNDERGROUND LINES            30         -        30     -       -      -       30           -         30
596     DISTRIBUTION MAINT STREET LIGHT AND SIGNAL      17         -        17     -       -      -       17           -         17
598     DISTRIBUTION MAINT MISC DISTRIBUTION  PLANT      1         -         1     -       -      -        1           -          1
597     DISTRIBUTION MAINT METERS                        1         -         1     -       -      -        1           -          1
717     OPERATION LIQUID PETROLEUM GAS                   3         -         3     -       -      -        3           -          3
735     ENVIRONMENTAL AMORTIZATION AND MISC            168         -       168     -       -      -      168           -        168
851     SYSTEM CONTROL AND LOAD DISPATCH               252         -       252     -       -      -      252           -        252
870     SUPERVISION AND ENGINEERING NAT URAL
          GAS DISTRIBUTION                               1         -         1     -       -      -        1           -          1
874     MAINS AND SERVICE  NATURAL GAS DISTRIBUTION      6         -         6     -       -      -        6           -          6
878     METER AND HOUSE REGULATOR                        8         -         8     -       -      -        8           -          8
879     CUSTOMER  INSTALLATION                           1         -         1     -       -      -        1           -          1
880     OTHER EXPENSES NATURAL GAS                     349         -       349     -       -      -      349           -        349
893   MAINT METRS/HOUSE REGTR NG DIS                    12         -        12     -       -      -       12           -         12
901     SUPERVISION CUSTOMER ACCOUNTING              2,517         -     2,517     -       -      -    2,517           -      2,517
902     METER READING                                1,021         -     1,021     -       -      -    1,021           -      1,021
903     CUSTOMER RECORDS AND COLLECTIONS            36,778        19    36,797     -       -      -   36,778          19     36,797
905     MISCELLANEOUS CUSTOMER ACCOUNTS              1,392        42     1,433     -       -      -    1,392          42      1,433
907     SUPERVISION CUSTOMER SERVICE                   292         -       292     -       -      -      292           -        292
908     CUSTOMER ASSISTANCE                          1,536         -     1,536     -       -      -    1,536           -      1,536
909     INFORMATIONAL AND INSTRUCTIONAL ADVERTISING     37         -        37     -       -      -       37           -         37
910     MISCELLANEOUS CUSTOMER SERVICE                 270         -       270     -       -      -      270           -        270
911     SUPERVISION SALES ACTIVITIES                   699         -       699     -       -      -      699           -        699
912     DEMONSTRATING AND SELLING                    5,479        23     5,502     -       -      -    5,479          23      5,502
913     ADVERTISING                                    104         -       105     -       -      -      104           -        105
916      MISCELLANEOUS SALES                           640         -       640     -       -      -      640           -        640
920     SALARIES AND WAGES                          35,803    15,498    51,301     -       -      -   35,803      15,498     51,301
921     OFFICE SUPPLIES AND EXPENSES                34,822    12,012    46,834     -       -      -   34,822      12,012     46,834
923     OUTSIDE SERVICES EMPLOYED                   17,564     4,886    22,449     -       -      -   17,564       4,886     22,449
925     INJURIES AND DAMAGES                         2,329        90     2,419     -       -      -    2,329          90      2,419
926     EMPLOYEE PENSIONS AND BENEFITS              12,376     3,451    15,827     -       -      -   12,376       3,451     15,827
928     REGULATORY COMMISSION EXPENSE                1,473        26     1,499     -       -      -    1,473          26      1,499
930.1  GENERAL ADVERTISING EXPENSES                    472       139       611     -       -      -      472         139        611
930.2  MISCELLANEOUS GENERAL EXPENSES                3,257     4,027     7,284     -       -      -    3,257       4,027      7,284
931     RENTS                                        2,593     3,927     6,520     -       -      -    2,593       3,927      6,520
935     MAINTENANCE OF GENERAL PLANT                 2,665       252     2,917     -       -      -    2,665         252      2,917
INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under the separate analysis of billing schedules.
                                                           ------- --------- --------------------------- ---------------------------

                                   TOTAL EXPENSES =   186,54   51,881   238,421     -       -      -  186,540      51,881    238,421
                                                     ------- --------------------- ----- ------- --------------- ----------- -------

           COMPENSATION FOR USE OF EQUITY CAPITAL =
                                                     ------- --------------------- ----- ------- ------ ----------- ----------- ----
                                                          -     2,990    2,990     -       -      -       -       2,990      2,990
      430 INTEREST ON DEBT TO ASSOCIATE COMPANIES =
                                                     ------- --------------------- ----- ------- ------------- --------- ----------

                            TOTAL COST OF SERVICE =  $186,540 $54,871  $241,411     -      -      -  $186,540    $54,871   $241,411
---------------------------------------------------- --------- --------------------- ----- ------- ------------- ----------- -------











                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2002

------------------------------------------------------------------------------------------------------------------------------------

                                                                                      SCHEDULE XVII
                                                                            SCHEDULE OF EXPENSE DISTRIBUTION
                                                                                           BY
                                                                             DEPARTMENT OR SERVICE FUNCTION

------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------- ---------------------------------------------------------------------------
                                                                                                  DEPARTMENT OR SERVICE FUNCTION
                                                         ---------------------------------------------------------------------------
                                                         ----------- ----------- ------- ----------- ----------- ------- -----------
                 DESCRIPTION OF ITEMS     TOTAL CUSTOMER EMPLOYEE  ENVIRON- EXECUTIVE  FINANCIAL   GAS  INFORMATION INVESTOR  LAND &
                                                                                                                               FACL
                (Dollars in Thousands)    AMOUNT  SERVICES SERVICES  MENTAL   SERVICES   SERVICES  SUPPLY SERVICES   RELATIONS MGMT
                  -
-------------------------------------------------------- ----------- --------- ------- ----------- ----------- ------- -------------
-------------------------------------------------------- -------------------------------------- ----------- ------- ---------------

350      SUPERINTENDENCE OPERATIONS               $16        -        -        -       -         -      -        -      -       -
351      SUPERINTENDENCE MAINT                      9        -        -        -       -         -      -        -      -       -
370      ADMINISTRATIVE AND GENERAL                 3        -        -        -       -         -      -        -      -       -
408      TAXES OTHER THAN INCOME TAXES          7,710       $1        -       $1     $18        $4      -      $35      -     $17
414      DEPRECIATION AND AMORTIZATION EXPENSE  4,824        -        -        -       -     4,794      -       30      -       -
416      EXPENSES FROM MERCHANDISE              1,796        7      $62        -      40        30     $5       18    $11       3
417.1   OTHER NONUTILITY EXPENSES               3,736        5        -        2      62        74      1      221            213
426.1   DONATIONS                               1,618       26        2        -       4        72      -       12      -       -
426.2   LIFE INSURANCE                         (2,961)        -        -        -       -   (2,963)      -        -      -       -
426.4     PENALTIES                                 6        -        6        -       -         -      -        -      -       -
426.4   CIVIC, POLITIC AND RELATED ACCOUNTS     1,219        -        -        -       -         -      -        -      -       -
426.5   OTHER DEDUCTIONS                        3,904        -      114       27     485       983      1      154     34     499
430       INTEREST ON BEDT TO ASSOC CO          2,990        -        -        -       -     2,990      -        -      -       -
431      OTHER INTEREST EXPENSE                   555        -        -        -       -       555      -        -      -       -
432      AFUDC                                  (386)        -        -        -       -     (386)      -        -      -       -
500      OPERATION SUPERVISION AND
          ENGINEERING STEAM                         4        -        -        4       -         -      -        -      -       -
502      OPERATING STEAM POWER EXPENSES             1        -        -        -       -         -      -        -      -       -
506      OPERATION MISC STEAM                     876        -        -      106       -         -      -       25      -     (3)
510      MAINT SUPERVISION AND ENGINEERING         40        -        -        -       -         -      -        -      -       -
512      MAINT BOILER PLANT STEAM                   7        -        -        -       -         -      -        -      -       -
513      MAINT ELECTRIC PLANT STEAM                 3        -        -        -       -         -      -        -      -       -
514     MAINTENANCE MISC STEAM POWER EXPENSES      19        -        -        -       -         -      -        -      -       -
517      OPERATION SUPERVISION AND
          ENGINEERING NUCLEAR                     246        2        -        -       -         -      -       45      -       -
519      OPERATION COOLANTS AND WATER              36        -        -        -       -         -      -        1      -       -
520      OPERATION STEAM EXPENSES NUCLEAR         233        -        -        -       -         -      -       55      -       -
524      OPERATION MISC NUCLEAR                 2,549        -        2        2       -        21      -    1,206      -       1
532      MAINT MISC NUCLEAR                       194        -        -        -       -         -      -      150      -       -
537      OPERATION EXPENSES HYDRO                  26        -        -        -       -         -      -        -      -      13
539      OPERATION  MISC HYDRAULIC PWR GEN         86        -        -        -       -         -      -        -      -       -
543      MAINT RESERVOIRS DAMS                      1        -        -        -       -         -      -        -      -       -
544      MAINT ELECTRIC  PLANT HYDRO              142        -        -        -       -         -      -        -      -       -
545      MAINT MISC HYDRO POWER                     7        -        -        -       -         -      -        -      -       -
546      OPERATION SUPERVISION AND ENGINEERING      9        -        -        -       -         -      -        -      -       -
549      OPERATION MISC OTHER POWER GENERATION     25        -        -        1       -         -      -        -      -       -
556      SYSTEM CONTROL AND LOAD                  121        -        -        -       -        38      -        8      -       -
560      OPERATION SUPERVISION AND ENGINEERING      5        -        -        -       -         -      -        5      -       -
561      OPERATION LOAD DISPATCHING TRANSMISSION   29        -        -        -       -         -      -        6      -       -
562      OPERATION STATION EXPENSES TRANSMISSION   85        -        -        -       -         -      -       85      -       -
563      OPERATION OH LINE EXPENSES TRANSMISSION    1        -        -        -       -         -      -        1      -       -
566      OPERATION MISC TRANSMISSION              364        -        -        -       -         6      -        7      -       -
567      OPER RENTS TRANS                         186        -        -        -       -         -      -        -      -       -
568      MAINT SUPERVISION AND ENGINEERING          8        -        -        -       -         -      -        2      -       -
569      MAINT STRUCTURES TRANSMISSION             36        -        -        -       -         -      -        -      -       -
570      MAINT STATION EQUIPMENT TRANSMISSION     161        -        -        -       -         -      -        -      -       -
571      MAINT OVERHEAD LINES TRANSMISSION          2        -        -        -       -         -      -        1      -       -
573      MAINT MISC TRANSMISSION                   34        -        -        -       -         -      -       34      -       -
580      DISTRIBUTION OPER SUPERVISION AND
          ENGINEERING                               8        -        -        -       -         -      -        -      -       -
581      DISTRIBUTION OPER LOAD DISPATCH            1        -        -        -       -         -      -        1      -       -
582      DISTRIBUTION OPER STATION EXPENSES       100        -        -        -       -         -      -       85      -       -
583      DISTRIBUTION OPER REMOVE AND RESET         1        -        -        -       -         -      -        -      -       -
585      DISTRIBUTION OPER STREET LIGHT AND
           SIGNAL                                   9        -        -        -       -         -      -        -      -       -
586      DISTRIBUTION OPER METER EXPENSES          12        3        -        -       -         -      -        4      -       -
588      DISTRIBUTION OPER MISC DISTRIBUTION    1,087        -        -        1       -        13      -      689      -       -
592      DISTRIBUTION MAINT OF STATION EQUIPMENT   55        -        -        -       -         -      -        -      -       -
593      DISTRIBUTION MAINT OF OH LINES           204       32        -        -       -         -      -       30      -       -
594      DISTRIBUTION MAINT UNDERGROUND LINES      30        -        -        -       -         -      -       30      -       -
596      DISTRIBUTION MAINT STREET LIGHT AND
          SIGNAL                                    17        -        -        -       -         -      -        -      -       -
598      DISTRIBUTION MAINT MISC DISTRIBUTION
          PLANT                                      1        -        -        -       -         -      -        -      -       -
597      DISTRIBUTION MAINT METERS                   1        -        -        -       -         -      -        -      -       -
717      OPERATION LIQUID PETROLEUM GAS              3        -        -        -       -         -      -        -      -       -
735      ENVIRONMENTAL AMORTIZATION AND MISC       168        -        -    2,749       -   (2,585)      -        2      -       -
851      SYSTEM CONTROL AND LOAD DISPATCH          252        -        -        -       -         -    241       11      -       -
870      SUPERVISION AND ENGINEERING NAT  GAS
           DISTRIBUTION                              1        -        -        -       -         -      -        -      -       -
874      MAINS AND SERVICE  NATURAL GAS
           DISTRIBUTION                              6        -        -        -       -         -      -        6      -       -
878      METER AND HOUSE REGULATOR                   8        1        -        -       -         -      -        4      -       -
879      CUSTOMER  INSTALLATION                      1        -        -        -       -         -      -        -      -       -
880      OTHER EXPENSES NATURAL GAS                349        -        -        -       -         6      -        -      -       -
893    MAINT METRS/HOUSE REGTR NG DIS               12        -        -        -       -                -        -      -       -
901      SUPERVISION CUSTOMER ACCOUNTING         2,517    2,251        -        -       -        10      -      130      -       -
902      METER READING                           1,021       42        1        -       -       226      -      660      -       -
903      CUSTOMER RECORDS AND COLLECTIONS       36,797   21,882      107        -       -       120      -   13,918      -       -
905      MISCELLANEOUS CUSTOMER ACCOUNTS         1,433    1,257        -        -       -         9      -        1      -       -
907      SUPERVISION CUSTOMER SERVICE              292        4        -        -       -        59      -        -      -       -
908      CUSTOMER ASSISTANCE                     1,536       38        -        -     509         3      -        3      -       -
909      INFORMATIONAL AND INSTRUCTIONAL
          ADVERTISING                               37        -        -        -       -         -      -        -      -       -
910      MISCELLANEOUS CUSTOMER SERVICE            270      187        -        -       -         -      -        -      -       -
911      SUPERVISION SALES ACTIVITIES              699        -        -        -       -         -      -        1      -       -
912      DEMONSTRATING AND SELLING               5,502       10        -        -       -         1     72       71      -       -
913      ADVERTISING                               105       21        -        -       -         -      -        -      -       -
916       MISCELLANEOUS SALES                      640        -        -        -       -         -      -      581      -       -
920      SALARIES AND WAGES                     51,301      730    4,429      781   3,722    23,129   ,400      250    569   1,150
921      OFFICE SUPPLIES AND EXPENSES           46,834    1,421    1,807      552   1,264     7,680    316   18,806    172   1,373
923      OUTSIDE SERVICES EMPLOYED              22,449        4    2,190      259   1,119     2,424     99       19     21   6,048
925      INJURIES AND DAMAGES                    2,419        -        -        -       -         -      -        -      -       -
926      EMPLOYEE PENSIONS AND BENEFITS         15,827        -        -        -       -         -      -        -      -       -
928      REGULATORY COMMISSION EXPENSE           1,499        -        -        -      49       101      -        -      -       -
930.1   GENERAL ADVERTISING EXPENSES               611        -       15        -       -         3      -        -      -       -
930.2   MISCELLANEOUS GENERAL EXPENSES           7,284        3       22        -   1,000        70     18    1,299    395       -
931      RENTS                                   6,520      251      729      169   1,696       573      -      220      3     314
935      MAINTENANCE OF GENERAL PLANT            2,917       41        1      382       -       235      -    1,089      -     643



------------------------------------------------------- ----------------------------------- ----------------------------------------
------------------------------------------------------------ ------- ----------- ----- -------- --------- ---- ----------------- ---
          INSTRUCTION:  Indicate each department or service
       function. (see Instruction 01-3 General Structure of Accounting System:
                Uniform System Account)

TOTAL EXPENSES =                              $28,319   $9,487   $5,036    $9,968  $38,295 $2,153 $40,011 $1,205 $10,271   $241,411

------------------------------------------------------ ----------- ----------- ---------- ----------- ------- ---------- -----------







                                                   ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2002

------------------------------------------------------------------------------------------------------------------------------------

                                                                                     SCHEDULE XVII
                                                                            SCHEDULE OF EXPENSE DISTRIBUTION
                                                                                           BY
                                                                             DEPARTMENT OR SERVICE FUNCTION

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------ ---------- ------------------------------------------------------------------------
                                                                                                  DEPARTMENT OR SERVICE FUNCTION
                                                            ------------------------------------------------------------------------
                                                            ------- ------------- -------------- ------------ ---------------- -----
                     DESCRIPTION OF ITEMS          TOTAL          MARKETING  OPERATIONAL OVER-   PRO-   PUBLIC             STRATEGIC
                    (Dollars in Thousands)        AMOUNT   LEGAL   & SALES     SUPPORT   HEAD  CUREMENT AFFAIRS REGULATORY PLANNING
                    -
------------------------------------------------ ---------- ------- ------------- -------------- ------------ ---------------- -----
------------------------------------------------ ---------- ------- ------------- -------------- ------------ ---------------- -----

350      SUPERINTENDENCE OPERATIONS                 $16        -          -        $16        -        -         -         -      -
351      SUPERINTENDENCE MAINT                        9        -          -          9        -        -         -         -      -
370      ADMINISTRATIVE AND GENERAL                   3        -          -          3        -        -         -         -      -
408      TAXES OTHER THAN INCOME TAXES            7,710       $1        $51          -   $7,561        -       $18         -     $1
414      DEPRECIATION AND AMORTIZATION EXPENSE    4,824        -          -          -        -        -         -         -      -
416      EXPENSES FROM MERCHANDISE                1,796       51      1,476         53        -        -        35        $1     24
417.1   OTHER NONUTILITY EXPENSES                 3,736       82      3,001          8        -        -        63         -      5
426.1   DONATIONS                                 1,618        -          1          2        -        -     1,499         -      -
426.2   LIFE INSURANCE                           (2,961)       -          1          -        -        -         -         -      -
426.5     PENALTIES                                   6        -          -          -        -        -         -         -      -
426.4   CIVIC, POLITIC AND RELATED ACCOUNTS       1,219        -          -          -        -        -     1,218         -      -
426.5   OTHER DEDUCTIONS                          3,904      282        749         27        -       21         -         2     16
430       INTEREST ON BEDT TO ASSOC CO            2,990        -          -          -        -        -         -         -      -
431      OTHER INTEREST EXPENSE                     555        -          -          -        -        -         -         -      -
432      AFUDC                                    (386)        -          -          -        -        -         -         -      -
500      OPERATION SUPERVISION AND ENGINEERING
          STEAM                                      4        -          -          -        -        -         -         -      -
502      OPERATING STEAM POWER EXPENSES              1        -          -           1        -        -         -         -      -
506      OPERATION MISC STEAM                      876        2          -         745        -        2         -         -      -
510      MAINT SUPERVISION AND ENGINEERING          40        -          -           -        -        -         -         -     40
512      MAINT BOILER PLANT STEAM                    7        -          -           7        -        -         -         -      -
513      MAINT ELECTRIC PLANT STEAM                  3        -          -           3        -        -         -         -      -
514     MAINTENANCE MISC STEAM POWER EXPENSES       19        -          -          19        -        -         -         -      -
517      OPERATION SUPERVISION AND ENGINEERING
          NUCLEAR                                  246        -          -         179        -       20         -         -      -
519      OPERATION COOLANTS AND WATER               36        -          -          35        -        -         -         -      -
520      OPERATION STEAM EXPENSES NUCLEAR          233        -          -         178        -        -         -         -      -
524      OPERATION MISC NUCLEAR                  2,549        -          -       1,313        -        4         -         -      -
532      MAINT MISC NUCLEAR                        194        -          -          44        -        -         -         -      -
537      OPERATION EXPENSES HYDRO                   26        -          -          12        -        -         -         -      -
539      OPERATION  MISC HYDRAULIC PWR GEN          86        -          -          86        -        -         -         -      -
543      MAINT RESERVOIRS DAMS                       1        -          -           1        -        -         -         -      -
544      MAINT ELECTRIC  PLANT HYDRO               142        -          -         142        -        -         -         -      -
545      MAINT MISC HYDRO POWER                      7        -          -           7        -        -         -         -      -
546      OPERATION SUPERVISION AND ENGINEERING       9        -          -           9        -        -         -         -      -
549      OPERATION MISC OTHER POWER GENERATION      25        -          -          24        -        -         -         -      -
556      SYSTEM CONTROL AND LOAD                   121        -          -          75        -        -         -         -      -
560      OPERATION SUPERVISION AND ENGINEERING       5        -          -           -        -        -         -         -      -
561      OPERATION LOAD DISPATCHING TRANSMISSION    29        -          -          23        -        -         -         -      -
562      OPERATION STATION EXPENSES TRANSMISSION    85        -          -           -        -        -         -         -      -
563      OPERATION OH LINE EXPENSES TRANSMISSION     1        -          -           -        -        -         -         -      -
566      OPERATION MISC TRANSMISSION               364        -          1         350        -        -         -         -      -
567      OPER RENTS TRANS                          186        -        186           -        -        -         -         -      -
568      MAINT SUPERVISION AND ENGINEERING           8        -          -           6        -        -         -         -      -
569      MAINT STRUCTURES TRANSMISSION              36        -          -          36        -        -         -         -      -
570      MAINT STATION EQUIPMENT TRANSMISSION      161        -          -         161        -        -         -         -      -
571      MAINT OVERHEAD LINES TRANSMISSION           2        -          -           1        -        -         -         -      -
573      MAINT MISC TRANSMISSION                    34        -          -           -        -        -         -         -      -
580      DISTRIBUTION OPER SUPERVISION AND
          ENGINEERING                                8        -          -           8        -        -         -         -      -
581      DISTRIBUTION OPER LOAD DISPATCH             1        -          -           -        -        -         -         -      -
582      DISTRIBUTION OPER STATION EXPENSES        100        -          -          15        -        -         -         -      -
583      DISTRIBUTION OPER REMOVE AND RESET          1        -          -           1        -        -         -         -      -
585      DISTRIBUTION OPER STREET LIGHT AND
          SIGNAL                                     9        -          -           9        -        -         -         -      -
586      DISTRIBUTION OPER METER EXPENSES           12        -          -           4        -        -         -         -      -
588      DISTRIBUTION OPER MISC DISTRIBUTION     1,087        -          -         385        -        -         -         -      -
592      DISTRIBUTION MAINT OF STATION EQUIPMENT    55        -          -          55        -        -         -         -      -
593      DISTRIBUTION MAINT OF OH LINES            204        -          4          39        -        -         -         -      -
594      DISTRIBUTION MAINT UNDERGROUND LINES       30        -          -           -        -        -         -         -      -
596      DISTRIBUTION MAINT STREET LIGHT AND
          SIGNAL                                    17        -          -          17        -        -         -         -      -
598      DISTRIBUTION MAINT MISC DISTRIBUTION
          PLANT                                      1        -          -           1        -        -         -         -      -
597      DISTRIBUTION MAINT METERS                   1        -          -           1        -        -         -         -      -
717      OPERATION LIQUID PETROLEUM GAS              3        -          -           3        -        -         -         -      -
735      ENVIRONMENTAL AMORTIZATION AND MISC       168        3          -           -        -        -         -         -      -
851      SYSTEM CONTROL AND LOAD DISPATCH         252        -          -           -        -        -         -         -      -
870      SUPERVISION AND ENGINEERING NAT URAL
          GAS DISTRIBUTION                          1        -          -           1        -        -         -         -      -
874      MAINS AND SERVICE  NATURAL GAS
           DISTRIBUTION                             6        -        (1)           1        -        -         -         -      -
878      METER AND HOUSE REGULATOR                  8        -          -           4        -        -         -         -      -
879      CUSTOMER  INSTALLATION                     1        -          1           1        -        -         -         -      -
880      OTHER EXPENSES NATURAL GAS               349        -          -         342        -        -         -         -      -
893    MAINT METRS/HOUSE REGTR NG DIS              12        -          -          12        -        -         -         -      -
901      SUPERVISION CUSTOMER ACCOUNTING        2,517        -         60          67        -        -         -         -      -
902      METER READING                          1,021        -          1          91        -        -         -         -      -
903      CUSTOMER RECORDS AND COLLECTIONS      36,797        -        106         663        -        -         -         -      -
905      MISCELLANEOUS CUSTOMER ACCOUNTS        1,433        -          9          63        -       94         -         -      -
907      SUPERVISION CUSTOMER SERVICE             292        -        219           4        -        6         -         -      -
908      CUSTOMER ASSISTANCE                    1,536        -        909          74        -        -         1         -      -
909      INFORMATIONAL AND INSTRUCTIONAL
          ADVERTISING                              37        -         34           8        -        -       (5)         -      -
910      MISCELLANEOUS CUSTOMER SERVICE           270        -          -          79        -        -         4         -      -
911      SUPERVISION SALES ACTIVITIES             699        -        698           -        -        -         -         -      -
912      DEMONSTRATING AND SELLING              5,502        2      5,344           -        -        3         -         -      -
913      ADVERTISING                              105        -         86           -        -        -       (2)         -      -
916       MISCELLANEOUS SALES                     640        3         33           -        -       23                   -      -
920      SALARIES AND WAGES                    51,301    5,603      1,842       1,025        -    2,146     2,767       673   1,083
921      OFFICE SUPPLIES AND EXPENSES          46,834    1,975        387       7,820        -      325     2,396       170    371
923      OUTSIDE SERVICES EMPLOYED             22,449    9,833         14          85        -       53       190        43     47
925      INJURIES AND DAMAGES                   2,419    2,419          -           -        -        -         -         -      -
926      EMPLOYEE PENSIONS AND BENEFITS        15,827        -          -           -   15,827        -         -         -      -
928      REGULATORY COMMISSION EXPENSE          1,499      637         16           -        -        -         -       664     32
930.1   GENERAL ADVERTISING EXPENSES              611        -        579           7        -        -         6         -      -
930.2   MISCELLANEOUS GENERAL EXPENSES          7,284    1,410      1,013          20        -      585         6         2   1,442
931      RENTS                                  6,520      651        405         531        -       28       594       124    233
935      MAINTENANCE OF GENERAL PLANT           2,917        1          -         524        -        -         -         -      -



------------------------------------------------------ ---------- ----- ---------- ---------- ---------- ---------- ----------
------------------------------------------------------ ---------- ----- ---------- ---------- ------------ ---------------- ---
INSTRUCTION:  Indicate each department or service function.
(see Instruction 01-3 General Structure of Accounting
System:  Uniform System Account)

                           TOTAL EXPENSES =   $241,411  $22,955     $17,225     $15,535  $23,388  $3,291  $9,299   $1,679    $3,294

--------------------------------------------------------------- ---------- -------- --------- -------------- ------------ ----------






                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 DEPARTMENTAL ANALYSIS OF SALARIES
                                                                            ACCOUNT 920



---------------------------------------------
                                              ------------------------------------------------------------------------------ ------
             NAME OF DEPARTMENT                                               DEPARTMENTAL SALARY EXPENSE                  NUMBER
                                              ----------------------------------------------------------------------------
                                                                                       INCLUDED IN AMOUNTS BILLED TO      PERSONNEL
                                                                 ----------------------------------------------------- ------------
    Indicate each department or service         TOTAL             PARENT                 OTHER             NON            END OF
                 function.
           (Dollars in Thousands)               AMOUNT           COMPANY               ASSOCIATES      ASSOCIATES          YEAR
--------------------------------------------- --------------- ------------------ ------------------------------------ -------------

  Customer Services                               $730             $-                    $730             $-               426
  Employee Services                              4,430             -                    4,430              -               114
  Environmental                                    781             -                      781              -                24
  Executive Services                             3,722             -                    3,722              -                26
  Financial Services                            23,129             -                   23,129              -               193
  Gas Supply                                     1,400             -                    1,400              -                22
  Information Services                             250             -                      250              -               432
  Investor Relations                               569             -                      569              -                13
  Land and Facilities Management                 1,151             -                    1,151              -                82
  Legal                                          5,603             -                    5,603              -                94
  Marketing & Sales                              1,842             -                    1,842              -                96
  Operational Support                            1,025             -                    1,025              -                14
  Procurement                                    2,146             -                    2,146              -                60
  Public Affairs                                 2,767             -                    2,767              -                41
  Regulatory                                       673             -                      673              -                16
  Strategic Planning                             1,083             -                    1,083              -                18




                                              ---------
                                              --------- --------------------------------- -------------------------- --------------
                                       TOTAL   $51,301             $-                $51,301             $-                 1,671
--------------------------------------------- --------- --------------------------------- -------------------------- --------------


                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002
--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------
                                                    RELATIONSHIP
                                                ----------------------
                                                  "A" = ASSOCIATE
       FROM WHOM PURCHASED           ADDRESS    "NA" = NON ASSOCIATE   AMOUNT
                                                                  (in Thousands)
--------------------------------------------------------------------------------


Accounting & Auditing Services:
   Deloitte & Touche                                   NA               1,338
   Ernst & Young                                       NA                  66
                                                                        ------
                                                                        1,404
                                                                        ------
                                                                        ------
Banking Services and Maintenance:
   Bank of America                                     NA                 338
   Branch Banking & Trust                              NA                  84
   J P Morgan Chase Bank                               NA                 170
   National Bank of SC                                 NA                  87
   Selkirk Financial Technologies                      NA                  74
   The Bank of New York                                NA                  71
   Wachovia                                            NA                 384
                                                                        ------
                                                                        ------
                                                                        1,208
                                                                        ------
                                                                        ------
Payroll and Benefits Administration &
  Maintenance:
   ADP, Inc.                                           NA                  63
   Towers Perrin                                       NA                 557
                                                                        ------
                                                                          620
                                                                        ------
                                                                        ------

Construction Management & Oversight
                                                                        ------
                                                                        ------
     Armor Group                                       NA                  51
                                                                        ------

Consulting:
  Beaver & Associates                                  NA                  44
  Cambridge Energy Research Associates                 NA                  43
  Corporate Executive Board                            NA                  51
  Hewitt Associates LLC                                NA                 298
  McAlister Communications                             NA                  55
  Mercer Human Resource Consulting                     NA                 235
  PricewaterhouseCoopers                               NA                  51
  Rawle Mrudy Associates Inc                           NA                  30
  SC Pipeline Co.                                      A                   43
  The Norton Group                                     NA                  84
  Transchannel                                         NA                  64
  Van Rickland Clary, CDP                              NA                  52
                                                                        ------
                                                                        ------
                                                                        1,050
                                                                        ------
                                                                        ------
Employment Services:
   Adecco Employment Services                          NA                 137
   Melissa Hubbard                                     NA                  45
   Mind Your Businesses                                NA                  36
                                                                        ------
                                                                        ------
                                                                          218
                                                                        ------
                                                                        ------
Engineering Services:
                                                                        ------
                                                                        ------
  Withers & Ravenel                                    NA                 124
                                                                        ------

Insurance Services:
   Key Risk Management Services, Inc.                  NA                   50
   South Carolina Second Injury Fund                   NA                  592
   South Carolina Workers' Comp                        NA                   57
                                                                      ----------
                                                                      ----------
                                                                           699
                                                                      ----------
                                                                      ----------
Legal Services:
   A. H. Gibbes                                        NA                  126
   Alala Mullen Holland & Cooper PA                    NA                   83
    Barnes  Alford  Stork  & Johnson                   NA                   36
    Belton T. Zeigler                                  NA                   50
   Cameron McKenna LLP                                 NA                1,204
   Carter  Ledyard & Milburn                           NA                  110
   Crim & Bassler LLP                                  NA                   41
   Ellzey & Brooks, LLC                                NA                   95
   Harris Beach LLP                                    NA                   36
   Haynsworth  Baldwin  Johnson & Greaves              NA                  135
   Haynsworth  Sinkler  Boyd, PA                       NA                  274
   Hobbs & Associates, Inc.                            NA                  260
   Hunton & Williams                                   NA                   40
   Inglesby                                            NA                   39
   J. A. Wright & Associates. Inc.                     NA                  614
   Joe Tanner & Associates, Inc                        NA                   47
   Jones  Day  Reavis, & Pogue                         NA                  448
   Kilpatrick Stockton LLP                             NA                  280
   King and Spaulding                                  NA                  545
   LeBoeuf, Lamb, Greene & Macrae                      NA                   85
   McDermott, Will & Emery                             NA                  440
   McNair Law Firm                                     NA                  373
   Moore and Van Allen                                 NA                  431
   Navigant Consulting Inc                             NA                   50
   Nelson Mullins Riley & Scarborough                  NA                  371
   New Energy Associates, LLC                          NA                   87
   Nexsen Pruet Jacobs & Pollard                       NA                  277
   Ogletree, Deakins, Nash, Smoak & Stewart,PC         NA                  443
   Patricia T Smith                                    NA                  241
   Pennington & Lott LLP                               NA                   55
   Person & Craver LLP                                 NA                   27
   Richardson, Plowden, Carpenter & Robinson, PA       NA                   33
   Smith, Galloway, Lyndall & Fuchs, LLP               NA                  479
   Stacey M Jenkins PA                                 NA                  143
   Turner Padgett Graham & Laney                       NA                   45
   Willoughby & Hoefer PA                              NA                  124
   Winston & Strawn                                    NA                   49
                                                                     ----------
                                                                     ----------
                                                                         8,216
                                                                     ----------
Rating Services:
   Fitch, Inc.                                        NA                   40
   Moody's Investor                                   NA                  153
   Standard & Poor                                    NA                  188
                                                                    ----------
                                                                    ----------
                                                                          381
                                                                    ----------
Security Services:
   Coastal Burglar Alarm                              NA                   35
   Coastal International                              NA                5,953
   MS Joint Venture                                   NA                   65
   Nuclear Security Services Corp                     NA                   27
   Shred First LLC                                    NA                   28
                                                                    ----------
                                                                    ----------
                                                                        6,108
                                                                    ----------
Training Services:
                                                                    ----------
                                                                    ----------
   Edge Training Systems                              NA                   61
                                                                    ----------
                                                                    ----------

                                                                    ----------
                                                                    ----------
All Others less than $25,000 ( 465 Items)             NA                2,309
                                                                    ----------
                                                                    ----------

---------------------------------------------------- ------------------------
                                                                   ----------
                                              TOTAL                  $22,449
---------------------------------------------------- --------------.----------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

       -------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926

       -------------------------------------------------------------------------

     INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

       -------------------------------------------------------------------------


                              DESCRIPTION               AMOUNT (in Thousands)
       ---------------------------------------------- --------------------------

       Pension Plan                                             $1,442
       Key Employee Retention Program                              (1)
       Group Insurance                                           9,734
       Stock Purchase Plan                                       3,264
       Disability                                                  930
       Education and Tuition Assistance                            114
       Recreational Clubs                                          130
       Employee Assistance Program                                  27
       Parking                                                     103
       Service Awards                                               44
       Others                                                       40




                                                       ----------------
                                                TOTAL          $15,827
       ----------------------------------------------- -------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------
                DESCRIPTION               NAME OF PAYEE                 AMOUNT
                                                                 (in Thousands)
-----------------

Advertising Company Retainers        Chernoff/Silver                       $30
                                     Other                                   2
                                                                          -----
                                                                          -----
                                                                            32
                                                                          -----
                                                                          -----

Brand Advertising                    McRae Communications, Inc.             38
                                     Wallace State Printing Company         13
                                                                          -----
                                                                          -----
                                                                            51
                                                                          -----
                                                                          -----

Directory Memberships                Atlantic Publication Group              3
                                     Directory Assistance, Inc               6
                                                                          -----
                                                                          -----
                                                                             9
                                                                          -----
                                                                          -----

Event Sponsorship/Expo Marketing     Clear Channel                           4
                                     Columbiana Center                       5
                                     Ocain Advertising                       5
                                     Home Builders Association
                                     of Greater Cola                        11
                                     Others - Net                            7
                                                                          -----
                                                                          -----
                                                                            32
                                                                          -----
                                                                          -----

                                                                          -----
                                                                          -----
Job Advertisements                   TMP Worldwide                          32
                                                                          -----
                                                                          -----

                                                                          -----
                                                                          -----
Media Campaign                       Chernoff/Silver                       178
                                                                          -----
                                                                          -----

Minority Advertising                 Black Pages USA                        38
                                     Minority Business News                  7
                                                                          -----
                                                                          -----
                                                                            45
                                                                          -----
                                                                          -----

Newspaper Advertising                Chernoff/Silver                        12
                                     Wray Ward Laseter Advertising, LLC     15
                                     Others - Net                            2
                                                                          -----
                                                                          -----
                                                                            29
                                                                          -----
                                                                          -----

Print Media Advertising              Augusta Magazine                        4
                                     Berry Network, Inc.                    12
                                     Capital City/Lake Murray Country        6
                                     Chernoff/Silver                        18
                                     Crow International                     15
                                     Kiplingers Personal Finance             8
                                     S.C. Homes & Gardens                   16
                                     Wray Ward Laseter Advertising, LLC      4
                                     Others - Net                            7
                                                                          -----
                                                                          -----
                                                                            90
                                                                          -----
                                                                          -----

                                                                          -----
                                                                          -----
Project Management                   Wray Ward Laseter Advertising, LLC     25
                                                                          -----
                                                                          -----








TV Advertising                       Chernoff/Silver                         4
                                     McRae Communications, Inc              11
                                     WIS TV                                 23
                                                                          -----
                                                                          -----
                                                                            38
                                                                          ----
                                                                          ----

Weatherline Service Advertising      Clear Channel                           3
                                     Weatherline Inc.                       14
                                                                          -----
                                                                          -----
                                                                            17
                                                                          -----
                                                                          -----

                                                                          -----
                                                                          -----
Web Media Advertising                Net - Others                            5
                                                                          -----
                                                                          -----

                                                                          -----
                                                                          -----
Other                                Net - Others                           28
                                                                          -----
                                                                          -----


----------------------------------------------------------------------- ------
                                                                 TOTAL   $611
----------------------------------------------------------------------- ------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

   -----------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

   -----------------------------------------------------------------------------

   INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

   ----------------------------------------------------------------------------


                     DESCRIPTION                          AMOUNT (in Thousands)
   ----------------------------------------------------- ----------------------

   Industry association dues                                         $2,508
   Board of Directors expenses                                          889
   Computer resource usage expenses                                   1,247
   Travel expenses (including meals)                                    149
   Postage                                                              308
   Computer Hardware/Software Maintenance                               446
   Office of Corporate Secretary                                        237
   Telephone Resource Usage                                              60
   Shareholders expenses                                                266
   Land/Building/Equipment Rentals                                      184
   Miscellaneous Employee Expenses                                       21
   Marketing research/Information                                       884
   Liability insurance                                                   11
   Miscellaneous supplies                                                36
   Other miscellaneous expenses                                          38




   ------------------------------------------------------------ ------------
                                                         TOTAL       $7,284
   ------------------------------------------------------------ ------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002


     Note: Rent amounts are charged to Account 931 and other expense accounts, as appropriate per the Federal Energy Regulatory Commission Uniform System of Accounts.
--------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931

 -------------------------------------------------------------------------------

 INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform
 System of Accounts.

 -------------------------------------------------------------------------------


                   TYPE OF PROPERTY          AMOUNT (in Thousands)
 --------------------------------------------------------------------

 Office space                                        $5,102
 Use of Subsidiary ownedAssets                          243
 Computer equipment                                   1,138
 Other equipment rent                                    37


















                                                  ------------
                                           TOTAL       $6,520
             ------------------------------------ ------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

     -------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

     -------------------------------------------------------------------------

     INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

     -------------------------------------------------------------------------


                         KIND OF TAX                  AMOUNT (in Thousands)
     ----------------------------------------------- -------------------------

     Other than U. S. Government Taxes:
         Business License Fees/Prop Tax                           $1,302
         State Income Taxes Withholdings                           1,001
         State Unemployment Tax                                       86
                                                                 --------
                                                                 --------
                                                                   2,389
                                                                 --------
                                                                 --------
     U. S. Government Taxes:
         Social Security and Medicare Tax                          2,785
         Federal Income Tax Withholdings                           2,513
         Federal Unemployment Tax                                     23
                                                                 --------
                                                                 --------
                                                                   5,321
                                                                 --------
                                                                 --------



                                                           --------------
                                                    TOTAL         $7,710
     ----------------------------------------------------- --------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------


                NAME OF RECIPIENT           PURPOSE OF DONATION       AMOUNT
                                                                  (in Thousands)
------------------------------------- --------------------------------- --------

Aiken Center for the Arts                   Corporate Contribution         5
Aiken/Barnwell/Lexington CAC, Inc           Corporate Contribution        18
Alzheimer's Association                     Corporate Contribution         5
American Cancer Society                     Corporate Contribution         3
American Heart Association                  Corporate Contribution        12
Beaufort County United Way                  Corporate Contribution        16
Beaufort Memorial Hospital Foundation       Corporate Contribution        13
Benedict College                            Corporate Contribution         8
Boy Scouts of America                       Corporate Contribution         8
Boys & Girls Club of the Midlands, Inc.     Corporate Contribution         3
Brevard Music Center                        Corporate Contribution         5
Brookgreen Gardens                          Corporate Contribution         5
Carolinas Minority Supplier Development
 Councils, Inc.                             Corporate Contribution         3
Celebrate Freedom Foundation                Corporate Contribution         8
Charleston County                           Corporate Contribution        18
Charleston Metro Chamber of Commerce        Corporate Contribution         8
Charleston Stage Company, Inc.              Corporate Contribution         7
Children's Chance                           Corporate Contribution         3
Christ Central Ministry, Inc.               Corporate Contribution         3
City of Charleston                          Corporate Contribution        18
City of Columbia                            Corporate Contribution        11
City of North Charleston                    Corporate Contribution         5
Clemson University Foundation               Corporate Contribution       106
Cold War Submararine Memorial Foundation    Corporate Contribution         5
Columbia Chamber of Commerce                Corporate Contribution        11
Columbia City Ballet                        Corporate Contribution        10
Columbia Jewish Community Center            Corporate Contribution        10
Columbia Urban League, Inc.                 Corporate Contribution        18
Communities in Schools SC Inc.              Corporate Contribution         8
Cultural Council of Richland &
 Lexington Counties                         Corporate Contribution        25
East Coop Family YMCA                       Corporate Contribution        10
Edventure Inc.                              Corporate Contribution        20
Erskine College                             Corporate Contribution        10
First Steps                                 Corporate Contribution       100
Francis Marion University                   Corporate Contribution        10
Friends of the Hunley Inc                   Corporate Contribution        33
Friends of the Sumter County Library        Corporate Contribution         8
Geiger Bros                                 Corporate Contribution         5
Georgetown County United Way                Corporate Contribution         3
Greater Beaufort Chamber of Commerce        Corporate Contribution         4
Greater Charleston Naval Base Memorial      Corporate Contribution         6
Greater Summerville-Dorchester Counties
  Chamber of Commerce                       Corporate Contribution         8
Hartsville Family YMCA-Darlington Ext       Corporate Contribution         5
Healthy Learners                            Corporate Contribution         5
IEEE                                        Corporate Contribution        54
Independent Colleges and Universities       Corporate Contribution        16
Junior Achievement of Central SC            Corporate Contribution        21
Juvenile Diabetes Foundation                Corporate Contribution         3
March of Dimes                              Corporate Contribution         5
Morris College                              Corporate Contribution         3
NAACP                                       Corporate Contribution         4
Newberry College                            Corporate Contribution         3
Orangeburg Calhoun Tech Foundation          Corporate Contribution         6
Palmetto Health Alliance                    Corporate Contribution        25
Part-Time Players                           Corporate Contribution        25
Ronald McDonald                             Corporate Contribution         5
SC Attorney General's Father of
  the Year Award                            Corporate Contribution         4
Sand River Woman's Club                     Corporate Contribution         4
SC State University                         Corporate Contribution         7
SCE&G Employee Good Neighbor Fund           Corporate Contribution        20
South Carolina Philharmonic                 Corporate Contribution        10
South Carolina Chamber of Commerce          Corporate Contribution        93
South Carolina Aquarium                     Corporate Contribution        21
South Carolina Stars, Inc.                  Corporate Contribution         5
South Carolina Law Enforcement Division     Corporate Contribution         5
South Carolina Waterfowl Association        Corporate Contribution        10
Special Olympics                            Corporate Contribution         5
Spoleto Festival USA                        Corporate Contribution        15
Sumter County Museum                        Corporate Contribution         5
The Community Foundation                    Corporate Contribution        10
The Nurturing Center Inc.                   Corporate Contribution         5
Town of Johnston                            Corporate Contribution         5
Town of Kingstree                           Corporate Contribution        20
Town of St. Matthews                        Corporate Contribution         3
Trident United Way                          Corporate Contribution        79
United Way                                  Corporate Contribution       134
University of South Carolina
 Business Partnership Association           Corporate Contribution       135
USC Educational Foundation                  Corporate Contribution        15
VWF Post 6740                               Corporate Contribution        10
Others less than $3,000 (353 items)         Corporate Contribution       223
------------------------------------------- --------------------- --------------
                                                        TOTAL         $1,618
---------------------------------------------------------------------- ---------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

--------------------------------------------------------------------------------


   DESCRIPTION                    NAME OF PAYEE         AMOUNT (in Thousands)
--------------------------------------------------------------------------------

Miscellaneous non-operating labor and benefits                       $1,453
Dues and memberships                                                    114
Event Sponsorship                                                        15
Facility maintenance                                                     48
Utilities                                                                83
Supplies                                                                 52
Leases & Rentals                                                        184
Keyman Retention                                                        838
Vehicle/Aircraft expenses                                                61
Travel and meal expenses                                                 36
Legal                                                                   139
Printing                                                                 15
Computer resources                                                      120
Temporary Employee Labor                                                 40
Consulting                                                               47
Contributions and Donations                                              42
Other                                                                   617






-------------------------------------------------------------- ------------
                                                        TOTAL       $3,904
-------------------------------------------------------------- ------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2002


-------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

     See Notes to Financial Statements on page 21.



--------------------------------------------------------- ---------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                               Organization Chart

President and Chief Operating Officer

Senior Vice President and Chief Financial Officer

Senior Vice President, General Counsel and Assistant Secretary

Senior Vice President, Natural Gas Asset Management and Procurement

Executive for South Carolina Retail Utility Operations

Executive for Pipeline Operations and Communications Operations

Senior Vice President for Human Resources

Officer for Corporate Compliance and Internal Auditing

Senior Vice President for Governmental Affairs and Economic Development

Senior Vice President for Nuclear Operations

Senior Vice President for Pipeline Operations

Vice President for Finance

Secretary

Treasurer

Controller

Risk Management Officer



                      ANNUAL REPORT OF SCANA Services, Inc.

                              Methods of Allocation

                            Form of Service Agreement

     This Service Agreement (this "Agreement") is entered into as of the ____ day of __________, by and between [insert name of subsidiary], a __________ corporation (the "Company") and SCANA Services, Inc., a South Carolina corporation ("SCANA Services").

     WHEREAS, SCANA Services is a direct or indirect wholly owned subsidiary of SCANA Corporation;

     WHEREAS, SCANA Services has been formed for the purpose of providing administrative, management and other services to subsidiaries of SCANA Corporation; and

     WHEREAS, the Company believes that it is in the interest of the Company to provide for an arrangement whereby the Company may, from time to time and at the option of the Company, agree to purchase such administrative, management and other services from SCANA Services;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     I. SERVICES. SCANA Services supplies, or will supply, certain administrative, management or other services to Company similar to those supplied to other subsidiaries of SCANA Corporation. Such services are and will be provided to the Company only at the request of the Company. Exhibit I hereto lists and describes all of the services that are available from SCANA Services.

     II. PERSONNEL. SCANA Services provides and will provide such services by utilizing the services of their executives, accountants, financial advisers, technical advisers, attorneys and other persons with the necessary qualifications.

     If necessary, SCANA Services, after consultation with the Company, may also arrange for the services of nonaffiliated experts, consultants and attorneys in connection with the performance of any of the services supplied under this Agreement.

     III. COMPENSATION AND ALLOCATION. As and to the extent required by law, SCANA Services provides and will provide such services at cost. Exhibit I hereof contains rules for determining and allocating such costs.


IV. [TO BE INCLUDED IN CONTRACT WITH PSNC ONLY] NORTH CAROLINA PROVISIONS.

   (A) PSNC hereby agrees that:

     (1) it will not incur a charge hereunder except in accordance with North Carolina law and the rules, regulations and orders of the North Carolina Utilities Commission (the "NCUC") promulgated thereunder;

     (2) it will not seek to reflect in rates any cost incurred hereunder to the extent disallowed by the NCUC; and

     (3) it will not incur a charge hereunder except for charges determined in accordance with Rules 90 and 91 of the Act.

     (B) PSNC and SCANA Services acknowledge that as a result of the agreements contained in Sections IV(A)(1) and (A)(3), PSNC will not accept services from SCANA Services if the cost to be charged for such service, as calculated pursuant to Rules 90 and 91 of the Act, differs from the amount of charges PSNC is permitted to incur under North Carolina law and the rules, regulations and orders of the NCUC promulgated thereunder.

     V. TERMINATION AND MODIFICATION. The Company may terminate this Agreement by providing 60 days written notice of such termination to SCANA Services. SCANA Services may terminate this Agreement by providing 60 days written notice of such termination to the Company.

     This Agreement is subject to termination or modification at any time to the extent its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement. This Agreement shall be subject to the approval of any state commission or other state regulatory body whose approval is, by the laws of said state, a legal prerequisite to the execution and delivery or the performance of this Agreement [For contract with PSNC only: and any subsequent modifications thereof].

     VI. SERVICE REQUESTS. The Company and SCANA Services will prepare a Service Request on or before _____________ of each year listing services to be provided to the Company by SCANA Services and any special arrangements related to the provision of such services for the coming year, based on services provided during the past year. The Company and SCANA Services may supplement the Service Request during the year to reflect any additional or special services that the Company wishes to obtain from SCANA Services, and the arrangements relating thereto.

     VII. BILLING AND PAYMENT. Unless otherwise set forth in a Service Request, payment for services provided by SCANA Services shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the Company and SCANA Services. Billing will be made on a monthly basis, with the bill to be rendered by the 25th of the month, and remittance or accounting entries completed within 30 days of billing.

     VIII. NOTICE. Where written notice is required by this Agreement, all notices, consents, certificates, or other communications hereunder shall be in writing and shall be deemed given when mailed by United States registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

                    1. To the Company:

                              ====================
                              ====================

                    2. To SCANA Services:

                              ====================
                              ====================

     IX. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to their conflict of laws provisions.

     X. MODIFICATION. No amendment, change or modification of this Agreement shall be valid, unless made in writing and signed by all parties hereto.

     XI. ENTIRE AGREEMENT. This Agreement, together with its exhibits, constitutes the entire understanding and agreement of the parties with respect to its subject matter, and effective upon the execution of this Agreement by the respective parties hereof and thereto, any and all prior agreements, understandings or representations with respect to this subject matter are hereby terminated and canceled in their entirety and are of no further force or effect.

     XII. WAIVER. No waiver by any party hereto of a breach of any provision of this Agreement shall constitute a waiver of any preceding or succeeding breach of the same or any other provision hereof.

     XIII. ASSIGNMENT. This Agreement shall inure to the benefit and shall be binding upon the parties and their respective successors and assigns. No assignment of this Agreement or any party's rights, interests or obligations hereunder may be made without the other party's consent, which shall not be unreasonably withheld, delayed or conditioned.

     XIV. SEVERABILITY. If any provision or provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of this ________ day of _________.

                              SCANA SERVICES, INC.


                        By: _____________________________
                           Name:
                           Title:

                                           [Subsidiary]


                        By:
                           Name:
                           Title:

                                                               EXHIBIT I

           Description of Services, Cost Accumulation, Assignment and
                          Allocation Methodologies for

                              SCANA Service Company

     This document sets forth the methodologies used to accumulate the costs of services performed by SCANA Services, Inc. ("SCANA Services") and to assign or allocate such costs to other subsidiaries and business units within SCANA Corporation ("Client Entities").

Cost of Services Performed

     SCANA Services maintains an accounting system that enables costs to be identified by Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The primary inputs to the accounting system are time records of hours worked by SCANA Services employees, accounts payable transactions and journal entries. Charges for labor are made at the employees' effective hourly rate, including the cost of pensions, other employee benefits and payroll taxes. To the extent practicable, costs of services are directly assigned to the applicable Account Codes. The full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes. Indirect costs are associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

Cost Assignment and Allocation

     SCANA Services costs will be directly assigned, distributed or allocated to Client Entities in the manner prescribed below.

           1. Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly assigned or charged to such Client Entity.

           2. Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed among and charged to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the allocation methods described below.

           3. Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated among and charged to such Client Entities by application of one or more of the allocation methods described below.

Allocation Methods

         The following methods will be applied, as indicated in the Description of Services section that follows, to allocate costs for services of a general nature.

           1. Information Systems Chargeback Rates - Rates for services, including but not limited to Software, Consulting, Mainframe, Midtier and Network Connectivity Services, are based on the costs of labor, materials and Information Services overheads related to the provision of each service. Such rates are applied based on the specific equipment employed and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           2. Margin Revenue Ratio - "Margin" is equal to the excess of sales revenues over the applicable cost of sales, i.e., cost of fuel for generation and gas for resale. The numerator is equal to margin revenues for a specific Client Entity and the denominator is equal to the combined margin revenues of all the applicable Client Entities. This ratio will be evaluated annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

           3. Number of Customers Ratio - A ratio based on the number of retail electric and/or gas customers. This ratio will be determined annually based on the actual number of customers at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           4. Number of Employees Ratio - A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           5. Three-Factor Formula - This formula will be determined annually based on the average of gross property (original cost of plant in service, excluding depreciation), payroll charges (salaries and wages, including overtime, shift premium and holiday pay, but not including pension, benefit and company-paid payroll taxes) and gross revenues during the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           6. Modified Three-Factor Method - a ratio for the allocation of non-directly assigned corporate governance costs. The Modified Three-Factor Method provides for an allocation of cost to the parent company; the Three-Factor Method does not. The formula will be determined annually based on the average of gross property (original cost of plant in service, excluding depreciation), payroll charges (salaries and wages, including overtime, shift premium and holiday pay, but not including pension, benefit and company paid payroll taxes) and gross revenues during the previous calendar year. For the purpose of the Modified Three-Factor Method, the dividends resulting from operations of the subsidiaries are used as a proxy for revenues for the parent company.

           7. Telecommunications Chargeback Rates - Rates for use of telecommunications services other than those encompassed by Information Systems Chargeback Rates are based on the costs of labor, materials, outside services and Telecommunications overheads. Such rates are applied based on the specific equipment employment and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           8. Gas Sales Ratio - A ratio based on the actual number of dekatherms of natural gas sold by the applicable gas distribution or marketing operations. This ratio will be determined annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

Description of Services

     A description of each of the services performed by SCANA Services, which may be modified from time to time, is presented below. As discussed above, where identifiable, costs will be directly assigned or distributed to Client Entities. For costs accumulated in Account Codes which are for services of a general nature that cannot be directly assigned or distributed, the method or methods of allocation are also set forth. Substitution or changes may be made in the methods of allocation hereinafter specified, as may be appropriate, and will be provided to state regulatory agencies and to each affected Client Entity.

           1. Information Systems Services - Provides electronic data processing services. Costs of a general nature are allocated using the Information Systems Chargeback Rates.

           2. Customer Services - Provides billing, mailing, remittance processing, call center and customer communication services for electric and gas customers. Costs of a general nature are allocated using the Margin Revenue Ratio.

           3. Marketing and Sales - Establishing strategies, provides oversight for marketing, sales and branding of utility and related services and conducts marketing and sales programs. Costs of a general nature are allocated using the Number of Customers Ratio.

           4. Employee Services - Includes Human Resources which establishes and administers policies and oversees compliance with regulations in the areas of employment, compensation and benefits, processes payroll and administers corporate training. Also includes employee communications, facilities management and mail services. Costs of a general nature are allocated using the Number of Employees Ratio or the Modified Three-Factor Method as appropriate.

           5. Corporate Compliance - Oversees compliance with all laws, regulations and policies applicable to all of SCANA Corporation's businesses and directs compliance training. Costs of general nature are allocated using the Modified Three-Factor Method.

           6. Purchasing - Provides procurement services. Costs of a general nature are allocated using the Three-Factor Formula.

           7. Financial Services - Provides treasury, accounting, tax, financial planning, rate and auditing services. Costs of a general nature are allocated using the Three-Factor Formula or the Modified Three-Factor Method as appropriate.

           8. Risk Management - Provides insurance, claims, security, environmental and safety services. Costs of a general nature are allocated using the Three-Factor Formula or the Modified Three-Factor Method as appropriate.

           9. Public Affairs - Maintains relationships with government policy makers, conducts lobbying activities and provides community relations functions. Costs of a general nature are allocated using the Three-Factor Formula or the Modified Three-Factor Method as appropriate.

           10. Legal Services - Provides various legal services and general legal oversight; handles claims. Costs of a general nature are allocated using the Modified Three-Factor Formula.

           11. Investor Relations - Maintains relationships with the financial community and provides shareholder services. Costs of a general nature are allocated using the Modified Three-Factor Formula.

           12. Telecommunications - Provides telecommunications services, primarily the use of telephone equipment. Costs are allocated using the Telecommunications Chargeback Rates.

           13. Gas Supply and Capacity Management - Provides gas supply and capacity management services. Costs of a general nature are allocated using the Gas Sales Ratio.

           14. Strategic Planning - Develops corporate strategies and business plans. Costs of a general nature are allocated using the Modified Three-Factor Formula.

           15. Executive - Provides executive and general administrative services. Costs of a general nature are allocated using the Modified Three-Factor Formula.

                                                              EXHIBIT II

                         FORM OF INITIAL SERVICE REQUEST

     The undersigned requests all of the services listed in Exhibit I from SCANA Service Company, except for
_______________________________________. The services requested hereunder shall commence on _____________ and be provided through
----------------.

                                          [Subsidiary]


                       By: ______________________________
                                                    Name:
                                                    Title:


                                                              EXHIBIT C-2

                              SCANA Service Company
                             Policies and Procedures

     SCANA Service Company ("SCANA Service") will provide administrative, management and other services to the subsidiaries and business units within SCANA Corporation ("Client Entities") in accordance with the terms of Service Agreements. SCANA Service will provide the necessary accounting and procedural infrastructure to support the administration of the Service Agreements in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") as promulgated in the Public Utility Holding Company Act of 1935 (the "1935 Act").

Service Requests and Agreements

     SCANA Service and each Client Entity will enter into a Service Agreement that will set forth, in general terms, the services to be performed by each organization in SCANA Service directly for or on behalf of each Client Entity. Pursuant to the Service Agreement, SCANA Service and each Client Entity will prepare Service Request forms designed to provide guidance as to the service expectations of the parties thereto. The Service Request forms will be reviewed annually, or more often if necessary. The Service Agreements will be approved by authorized representatives of SCANA Service and the management of each Client Entity.

Service Requests will typically contain the following information:

1. Type and Scope of Services
2. Any Cost Parameters
3. Payment Terms
4. Applicable Contingencies

Accounting System

     SCANA Service will maintain an accounting system that provides the ability to assign costs to the category of service to which they relate. The system also enables the costs of services to be charged directly to the Client Entity for which they were performed or, when appropriate, accumulated in such a manner that they can be distributed or allocated to two or more Client Entities using an approved methodology. The system will also generate all necessary Client Entity billing information.

     The system is based on the use of codes to assign charges to the applicable Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The Account Numbers conform to the System of Accounts for Mutual Service Companies prescribed by the 1935 Act, as modified to include additional account numbers from the Federal Energy Regulatory Commission's Uniform System of Accounts to provide for the accumulation of costs of certain utility operating activities. The Account Codes facilitate the tracking of the cost of each service by its component costs, such as labor, materials and outside services, and provide the ability to break the costs of services down by amounts directly charged to specific Client Entities and amounts allocated.

     Labor and labor-related costs will likely be the most significant costs that the SCANA Service incurs. Accordingly, SCANA Service will maintain a time-entry subsystem that enables SCANA Service employees to accurately assign hours worked to the appropriate Account Codes. All SCANA Service employees will prepare standard timesheets or similar records that indicate the purpose of each hour worked. The employee's supervisor will approve timesheets. Information from the timesheets will be entered into the time-entry subsystem no later than the last pay period to which it relates. Charges for labor will be made at each employee's effective hourly rate and will include the cost of pensions, other employee benefits and payroll taxes.

     An initial training session for employees will occur in the beginning of March and will be conducted by accounting professionals to ensure understanding of the new coding procedures. All employees (both from SCANA Service and Client Entities) who code time and expenses will be included in this training. Ongoing support and follow-up will be provided through the same accounting professionals conducting the initial training. Moreover, additional training will be provided during the May time frame to ensure understanding of coding impact upon the system's financial statements as well as to provide instruction regarding the proper analysis of charges.

     All other accounting subsystems, including accounts payable processing, will be designed to support the use of the necessary Account Codes. In all cases, the SCANA Service will retain the applicable underlying source documents that indicate the nature and purpose of the costs incurred.

     To the extent practicable, SCANA Service employees will assign costs directly to the Account Codes associated with the services rendered. However, the full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes, which cannot be associated with specific services. Indirect costs will be associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

     SCANA Service costs will be directly charged, distributed or allocated to Client Entities in the manner prescribed below.

      1. Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly charged to such Client Entity.

      2. Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the approved allocation methods.

      3. Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated to such Client Entities by application of one or more approved allocation methods.

Billing

     Monthly, SCANA Service will prepare and submit a bill to each Client Entity for services rendered. At a minimum, the bill will itemize the cost of each service charged to the Client Entity. The bill will be rendered by the 25th of the following month with payment due 30 days thereafter.

     The management of each Client Entity is responsible for reviewing the bill from SCANA Service to determine the accuracy and appropriateness of the charges.

     The accounting system contains the detailed transactions supporting the services billed. Using the system, SCANA Service will assist the Client Entities, as necessary, with the review and validation of charges. Any adjustments required will be made in the subsequent month. SCANA Service will put in place processes and applicable systems designed to provide information to Client Entities regarding services provided and related costs. The information should enable the Client Entities to determine if they have been billed consistent with the terms of the Service Agreements.

Accounting Department Responsibilities

     The SCANA Service Accounting Department will be responsible for administering, monitoring and maintaining the processes by which SCANA Service costs are accumulated and billed to client entities. In connection with this responsibility, the Accounting Department will:

      1. Coordinate the preparation of Service Requests

      2. Control the establishment and use of SCANA Service Account Codes

      3. Review and evaluate the reasonableness of monthly bills to each Client Entity

      4. Assist Client Entities with the review and validation of charges

     The Accounting Department will update all allocations used by the SCANA Service annually, or more often as conditions warrant, and maintain all documentation supporting the calculations. The Accounting Department will ensure the allocation methods are appropriate for the type of cost incurred, have been approved by the SEC and are consistent with applicable orders of state utility commissions.

Dispute Resolution

     In the event disputes arise between the SCANA Service and the Client Entity over amounts billed, the Accounting Department and representatives of the Client Entity will attempt to resolve the issues. If necessary, the Chief Financial Officer will mediate. Unresolved disputes will be referred to Senior Management for final disposition.

Internal Review

     The Audit Services Department will conduct periodic audits of the SCANA Service administration and accounting processes. The audits will include examinations of Service Agreements, accounting systems, source documents, allocation methods and billings to determine if services are authorized and properly accounted for. In addition, Service Request and Agreement policies, operating procedures and controls will be evaluated annually.

Evaluation and Measurement

     In order to encourage the efficient and cost competitive provision of services, SCANA Service will establish appropriate benchmarking measures and a customer review process. The customer review process will allow for input from the Client Entities as to the volume and value of the products and services provided by SCANA Service. This review will be part of the annual budget development process and the completion of the Service Requests and Agreements.


                      ANNUAL REPORT OF SCANA Services, Inc.

           Annual Statement of Compensation for Use of Capital Billed


                                       NA

                      ANNUAL REPORT OF SCANA Services, Inc.


                                Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                           SCANA Services, Inc.
                                       (Name of Reporting Company)

                                  By:    s/James E. Swan, IV
                                         --------------------------------------
                                        (Signature of Signing Officer)

                                                 Controller
                                     (Printed Name and Title of Signing Officer)

Date:     April 28, 2003
     ------------------------------------------------